July 12, 2019

Jonathan Truppman
General Counsel
Casper Sleep Inc.
230 Park Avenue South, Floor 13
New York, New York 10003

       Re: Casper Sleep Inc.
           Draft Registration Statement on Form S-1
           Submitted June 14, 2019
           CIK No. 0001598674

Dear Mr. Truppman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 14, 2019

Prospectus Summary, page 1

1. Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section. Summary Consolidated Financial and Other Data, page 16

2. We note your disclosure in Note (2) on page 17 that you believe Adjusted EBITDA is an important supplemental measure of your performance; however, you disclose that
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
July 12, 2019
July 12, 2019 Page 2
Page 2
FirstName LastName
         Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of your liquidity. Further, on page 18, you indicate that Adjusted
         EBITDA has limitations as an analytical tool because the measure does not reflect your tax expense or the cash requirements to pay your taxes, does not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, does not reflect changes in or cash requirements for your working capital needs and does not reflect the interest expense or the cash requirements necessary to service interest or principle payments on your debt. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of Adjusted EBITDA as a performance measure. If you use Adjusted
         EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to separately discuss the limitations of these measures as both performance measures and liquidity measures and also reconcile the financial measure to the most directly comparable GAAP liquidity measure.
An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation., page 48

3. Please elaborate on your historical customer return rates so that investors might have a better appreciation of this risk.
The dual class structure...liquidity of our Class A common stock, page 55

4. Please address risks related to how your dual-class structure will operate in practice, please disclose the following:
           the percentage of outstanding shares that the Class B stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval;
           whether the company may issue additional Class B common stock and how this may further dilute the holders of Class A common stock;
           the circumstances under which the Class B stockholders may convert their shares to
             Class A common stock or are required to convert their Class B common stock; and
           the resulting impact of the conversion of Class B common stock on holders of Class A common stock.
Use of Proceeds, page 65

5. You disclose that you intend to use a portion of the net proceeds for repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should be provided related to the repayment of indebtedness. Refer to Rule 11-01(a)(8) of Regulation
S-X.
6. We note your disclosure that you intend to use proceeds from the offering to repay borrowings outstanding under your Senior Secured Facility. If the indebtedness to be
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
July 12, 2019
July 12, 2019 Page 3
Page 3
FirstName LastName
         discharged was incurred within one year, please also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 85

7. Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.
         Please also disclose any assumptions you made to develop these amounts.
Business
Intellectual Property, page 110

8. Please disclose the duration of all material intellectual property you hold. Please see Item
         101(c)(1)(iv) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 133

9. Please revise your disclosure in this section to clearly identify the basis on which the named entity is a related party. Please see Item 404(a)(1) of Regulation S-K.
Description of Capital Stock
Registration Rights, page 142

10. Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC
825-20-50-1.
Advance Notice Requirements for Stockholder Proposals and Director Nominations, page 145

11. We note your disclosure relating to provisions in your bylaws requiring that shareholders meet advance notice and duration of ownership requirements and provide you with certain information. in order for a stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Please elaborate on the requirements that must be complied with and the information that must be provided.
Description of Capital Stock
Corporate Opportunity Doctrine, page 146

12. We note your disclosure that you will adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to certain officers, directors or stockholders. Please clarify the scope of this provision and the individuals at your company that will be covered by it. In addition, please provide risk factor disclosure.

Financial Statements
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
July 12, 2019
July 12, 2019 Page 4
Page 4
FirstName LastName
General, page F-1

13. We note that you offer extended warranties and product warranties. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented. Refer to ASC 460-10-50-8.
(4) Summary of Significant Accounting Policies, page F-7

14. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.
Segment Information, page F-7

15. We note that you operate in one operating segment. Please tell us what consideration you gave to presenting revenues from external customers for each product and service or each group of similar products and services. If providing the information is impracticable, that fact should be disclosed. Refer to ASC 280-10-50-40.
(7) Stock Based Compensation, page F-16

16. Please provide us with an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end.
         For each transaction, please address the following:
           Identify the parties, including any related parties;
           The purpose of the issuance;
           How you accounted or will account for the issuance;
           The nature of the consideration;
           The fair value and your basis for determining the fair value, including a detailed explanation of the significant factors, assumption, and methodologies used in determining fair value; and
           The significant factors that contributed to differences in the fair value determined between each valuation date, as applicable.
         To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.
(8) Significant Risks and Uncertainties Including Business and Credit Concentrations
Concentrations, page F-18

17. You disclose that net revenue within North America and Europe was approximately $327 million and $31 million, respectively, for the year ended December 31, 2018. Please enhance your disclosure to separately disclose the amount of revenues from external
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
July 12, 2019
July 12, 2019 Page 5
Page 5
FirstName LastName
         customers attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. In addition, please also disclose the amount of long-lived assets located in your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to ASC 280-10-50-41.
(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit
(a) Common Stock, page F-22

18. You disclose here that each holder of Class A common stock is entitled to one hundred votes per share, and each holder of Class B common stock is entitled to one vote per share; however, you disclose elsewhere in the filing that each holder of Class A common stock is entitled to one vote per share, and each holder of Class B common stock is entitled to an undetermined number of votes per share. Please enhance your disclosure to clarify this apparent discrepancy.
19. You disclose here that each share of Class A common stock is convertible into one share of Class B common stock; however, you disclose elsewhere in the filing that each share of
         Class B common stock is convertible into one share of Class A common stock. Please enhance your disclosure to clarify this apparent discrepancy.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
21. Please tell us whether you may be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.
22. We note references throughout your prospectus to third-party sources, including YouGov
         BrandIndex and Salesforce Social Studio, for statistical, qualitative and comparative statements contained in your prospectus. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.
23. Please elaborate on the data behind your NPS. For example, please disclose the sample size that the score was derived from and the time period for which the score was obtained.
         We note your responses of 9 or 10 are considered "promoters," responses of 7 or 8 are considered neutral or "passives," and responses of 6 or less are considered "detractors."
         We further note that you have listed you have achieved a milestone of a NPS of 61. Please revise your disclosures to explain what a NPS of 61 means so that investors have a better understanding of the importance of this achievement.
 Jonathan Truppman
Casper Sleep Inc.
July 12, 2019
Page 6

        You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos (Staff Attorney) at
202-551-7844 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Truppman
                                                          Division of
Corporation Finance
Comapany NameCasper Sleep Inc.
                                                          Office of
Manufacturing and
July 12, 2019 Page 6                                      Construction
FirstName LastName